

Brian Barnett · 3rd
Founder, CEO at Solstar Space Co.
Santa Fe, New Mexico · 500+ connections ·
Contact info

 Solstar Space Co.
 International Space University

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About

M. Brian Barnett is a senior executive, a serial high tech entrepreneur, a project manager, management consultant and is a classically trained rock drummer. He has expertise in commercial and civil space, the mobile satellite services (MSS) industry, the solar and clean energy industries, and technology commercialization. He has 30 years of professional experience in these sectors. He has founded three companies and has advised over 15 high tech companies, of which two have been acquired. Barnett has assessed dozens of advanced technologies for their business and commercial potential. He has worked as an aerospace technologist at NASA, as a management consultant for KPMG Consulting (now Deloitte), and then started his own companies, Solstar Space Company, Satwest llc and Solstar Energy Devices, llc. His skills include high tech start up formation and management, project management, market research, business development, business planning and strategy, and sales. Mr. Barnett has an extensive worldwide network of commercial space executive level contacts.

Mr. Barnett has served as a member of the FAA's The Center of Excellence for Commercial Space Transportation Industry Advisory Council (CESTAC). He advises the New Mexico congressional delegation on commercial and civil space matters.

His hobbies include drumming, hot yoga, running, international affairs, hiking, snow skiing, traveling, and spending time with his family. Mr. Barnett was raised in Oklahoma City, Oklahoma and on a working ranch in southwestern Colorado USA. Mr. Barnett has performed as a professional percussionist and drummer throughout the years and has performed for nationally televised events on multiple occasions. Mr. Barnett has lived in Oklahoma, Colorado, Huntsville, Alabama, Houston, Texas, Strasbourg, FRANCE, and Albuquerque, New Mexico USA. He formed DrumsAstro to connect musicians and artists of all genres to space and space exploration.

Activity

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1,386 followers

 **#LaunchAmerica launch at 3:22 Eastern. Watch Live:...**
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Experience

 **Founder, President/CEO**
Solstar Space Co. · Full-time
Mar 2017 – Present · 3 yrs 4 mos
Santa Fe, New Mexico Area

Solstar is helping to build a space wide web by being the first commercial Wi-Fi in space. Private space companies don't have the billion-dollar infrastructure of the government. As a result, the commercial space industry lacks a simple space-to-ground communications solution. As an internet service company providing the first-ever commercial Wi-Fi for these companies, Solstar connects space to earth through patent-pending satellite technology. By making cosmic communication easy, we're doing our part to make commercial space travel safer, easier, and more feasible.

 **President/CEO**
Solstar Energy Devices LLC
Nov 2003 – Present · 16 yrs 8 mos
Albuquerque, New Mexico Area

Solstar is the world's leading provider of portable solar chargers for satellite phones and other mobile satellite communications devices.

Solstar's solar chargers have been certified to charge devices manufactured by: Iridium, INMARSAT, Globalstar, Thrane & Thrane (Denmark), and Add Value (Singapore), Hughes and Cobham. Representative customers include value (Singapore), Hughes and Cobham. Representative customers include General Dynamics, US Dept. of Defense, and Colombian Armed Forces. Solstar sells its solar chargers through a world-wide network of distributors. Solstar's solar chargers have been used to help disaster recovery efforts during the 2004 Thailand Tsunami, Hurricane Katrina (2005), the Haiti earthquake (2010), and the Philippine typhoon in 2013.

Solstar's owns a world-class solar test facility located at New Mexico State University in Las Cruces, New Mexico USA where we vigorously test all our solar products before putting them on the market.

Solstar was ranked by the New Mexico Business Journal as a Fast Company, the fastest growing high tech companies in New Mexico.

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 S-SolstarEnergyDe...

President/CEO



Satwest LLC · Full-time
Aug 1999 – Dec 2014 · 15 yrs 5 mos
Albuquerque, New Mexico Area

Mr. Barnett founded Satwest in 1999. Satwest is a distributor of mobile satellite services (MSS) and equipment and a payload development and integration company for suborbital and orbital research payloads. Satwest's global satellite-based communications products and services include aviation tracking and communications devices, handheld satellite phones, mobile hot spots, and backup communications for continuity of operations. Satwest uses global satellite-based telecommunications systems, including INMARSAT, Globalstar, and Iridium. Satwest customers have included Wal-Mart, UK Ministry of Defence, L-3, Sandia National Laboratories (SNL), Los Alamos National Laboratory, Public Service Company of New Mexico, New Mexico Gas, and the States of New Mexico and Pennsylvania. Satwest provides MSS products to the following industries:
Satwest's space services division is developing satellite communications systems to provide low-cost Wi-Fi, data communications, and voice communications on-board suborbital reusable launch vehicles for Research Payloads, Payload Operators, and Space Vehicle Operators. In June 2013, NASA selected Satwest to conduct this research through the Flight Opportunities Program (FOP). November 12, 2013 Satwest successfully sent the first commercial email text message to space. The message was received by Satwest's satellite communication payload launched from Spaceport America.

Satwest was ranked by the Albuquerque Journal as a Flying 40 Company, the fastest growing high tech companies in New Mexico. In 2013, Satwest was selected by the Federal Aviation Administration (FAA) to be an Affiliate Member of the Center for Excellence for the Office of Commercial Space Transportation.

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Manager



KPMG Consulting (now Deloitte)
May 1991 – Aug 1999 · 8 yrs 4 mos

Based out of KPMG's Space and High Technology Practice in Washington, D.C., Mr. Barnett managed dozens of high tech consulting projects. He led the project team that wrote the original business plan for what is now Sir Richard Branson's Spaceport America, 1996-1998. Mr. Barnett specialized in conducting market research and technology commercialization analysis for government, aerospace, and renewable energy customers. His clients included NASA, Sandia National Laboratories, Boeing, Lockheed Martin, State of New Mexico, State of Texas, and numerous high tech start-up companies. He managed over 50 consulting engagements and teams to successful completion for commercial and government clients. Mr. Barnett founded and managed KPMG's management consulting practice in Albuquerque, growing it into a million dollar practice.
He provided strategic planning and technology commercialization services to NASA/Johnson Space Center in Houston. Mr. Barnett was responsible for establishing and growing a high technology management consulting practice in New Mexico. In 5 years, he sold over $1.5 million worth of consulting services. He provides management consulting services to space, satellite, renewable energies, and other technology-based companies and organizations. He has extensive experience in the areas of business development, strategic and business planning, technology commercialization, project management, market research (domestic and international), organizational analysis, and business performance improvement. He has written commercialization plans and marketing plans for over 30 different technologies and technical organizations.

At KPMG, Mr. Barnett provided business planning for communications satellite corporations, remote sensing satellite projects, and commercial spaceports. He has managed technical teams of up to 7 consultants and engagement budgets of up to $350,000.

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Aerospace Technologist



NASA
Jan 1987 – May 1991 · 4 yrs 5 mos
Houston, Texas Area and Huntsville, Alabama

Mr. Barnett was an Aerospace Technologist with NASA/Marshall Space Flight Center and Johnson Space Center. He was responsible for a broad range of activities, while with NASA, as summarized below:

Payload Projects Office

☐ Managed two scientific teams to design, develop, and integrate two experiments that flew on the Space Shuttle Discovery (both projects were multi-million dollar projects)
☐ Provided project management support for the Protein Crystal Growth space shuttle experiment (1987)
☐ Managed the budget and program control for a $34.7 million scientific experiment package that flew on the Atlas-1 Spacelab/space shuttle mission in 1992.
☐ Awarded NASA Certificates of Appreciation for the Protein Crystal Growth, Phase Partitioning, and Isoelectric Focusing space shuttle experiments (1988).
☐ Provided budgeting support to the Waves in Space Plasma (WISP) shuttle payload.

Program Development Office
☐ Provided mission analysis support to the Large Lunar Telescope and Eureka space platform projects

Mission Operations Laboratory
☐ Coordinated the installation of equipment for more than thirty scientific experiments within the International Microgravity Laboratory (IML-1) Spacelab crew training module. Provided training to astronauts who flew on this mission in 1992.
☐ NASA Mission Operations and Space Shuttle Systems Training Program
☐ Participated in NASA's professional internship program
☐ Worked in Mission Operations Directorate, Johnson Space Center, Astronaut Crew Training Division

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Education



International Space University
Post Grad Diploma (signed by Arthur C. Clarke ,chancellor of the university), Space Science, Business and technology
1989 – 1989
Activities and Societies: Space engineering, International space business and mgt, satellite applications, international space policy and law, space architecture, life sciences, physical sciences, and space resources and manufacturing. Participated in multiple, international cultural exchanges. Studied with young professionals from space agencies from around the world (including U.S., Europe, China, Russia, Japan, Canada). Honors: Full scholarship recipient, PM for Variable Gravity Research Facility design project.

☐ Studied with young, space professionals from more than 25 countries including the former Soviet Union, Europe, Japan, China, Brazil, Kenya and others.
☐ Toured Paris, Cote d'Azur, Bordeaux, Toulouse in France; Munich, Germany; Venice, Italy; Barcelona, and Costa Brava in Spain; Andorra.
☐ Participated in commercial spaceport finance working group
☐ Prepared and delivered speech to student body and faculty on the topic of U.S. and Soviet relations based on what I had learned during the summer



University of Alabama in Huntsville
M.S. Management, project management, chemistry, life sciences research on the space shuttle, French language., 3.4
1986 – 1988
Activities and Societies: National Chairman, Students for the Exploration and Development of Space (SEDS), founder and president of campus SEDS chapter, drummer with hockey and basketball band, percussionist with wind ensemble, percussionist with Huntsville Symphony (paid position). Distinguished Student Leader Awardee (1988), National Collegiate Leadership Award (1988), The Space Foundation's 1989 National Excellence Recognition Award for space business research.

Thesis title: "A Commercial Assessment of Protein Crystal Growth in Microgravity". Was awarded prize scholarship for best research in space business by the Space Foundation in Houston.



University of Oklahoma
B.S. microbiology, physics, chemistry, fine arts (percussion), business, 3.0
1980 – 1985
Activities and Societies: Drummer in the "Pride of Oklahoma" Marching Band, Delta Upsilon social fraternity, drummer for campus rock band, "The Clutch", percussion ensemble.

Minors in Fine Arts and Business. Completed pre-medicine requirements.

Volunteer Experience



Referee
Young America Football League
Aug 2013 – May 2017 • 3 yrs 10 mos
Health

Ran around with really fast young kids playing football and making fair calls

Ran around with really fast young kids playing football and making fair calls as much as possible. Dealt with parents and coaches.



President and Secretary
Coronado Ventures Forum
Sep 1995 – Sep 2005 • 10 yrs 1 mo
Economic Empowerment

Served as the second president to the CVF. Back in the day, this was the premier place to see and be seen in the high tech entrepreneurial community in Santa Fe and Northern New Mexico. We were a venue for entrepreneurs to give a 5 minute pitch about their company and how much funding they were looking for. Other non-tech businesses were featured like unique products founded in cool cities like Taos and Santa fe. It was a great place to network and learn.



Referee
American Youth Soccer Organization Region 104
Aug 2002 – Dec 2009 • 7 yrs 5 mos
Health

Ran around a huge soccer field as the only referee on the field with kids running everywhere and parents yelling at you for not seeing something that happened behind you (I don't have eyes on the back of my head)!

Good exercise though, and I got to be with my kids.



Presenter
STEAM (Science Technology Engineering Arts Math)
Sep 1987 – Present • 32 yrs 10 mos
Arts and Culture

I like to volunteer to give talks to students about WiFi in space and other spaceflights I am involved in. As a drummer and percussionist, I am enjoying teaching other musicians about what it would be like to play the drums in space.

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Skills & Endorsements

Strategy · 58

 Endorsed by **Tom James, who is highly skilled at this**

Business Development · 50

 Endorsed by **Frank August and 2 others who are highly skilled at this**

Start-ups · 40

 Endorsed by **Granger Whitelaw and 3 others who are highly skilled at this**

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Recommendations

Received (2)   Given (5)



Scott Gilbert
Partner Experience at Salesforce
January 22, 2009, Scott reported directly to Brian

As one of my first managers, Brian taught me an important lesson that I only came to value many years later. He instilled in me the idea that if you are going to do something, do it right the 1st time. In other words, pay attention to the details and build quality in from the beginning. That way, you will have less to "clean up" at the end when you're trying to get the project done.

Thanks Brian. **See less**



Ray Cronise
Co-Founder at Efferos, Inc
August 16, 2008, Brian worked with Ray in the same group

Brian and I have worked together since college. We had an amazing opportunity to manage a middeck Microgravity Material Science shuttle payload as a science-management team. Our work was both synergistic and effective; we were able to capitalize on our working relationship developed through the founding and promotion of student-pro space organization Students for the Exploration and Development of Space (SEDS).

Brian has fantastic follow-up and can work through very complex problems. **See less**

Accomplishments

4 Publications ⌄

Texts to Space • COMMERCIAL INTERNET SERVICES FOR SUBORBITAL PAYLOADS, RESEARCHERS AND ASTRONAUTS • "Test of Satellite Communications Systems on-board Suborbital Platforms to provide low-cost data communications for Research Payloads, Payload Operators, and Space Vehicle Operators" • Developing Business Opportunities in the Emerging Suborbital Payloads Market

3 Honors & Awards ⌄

National Excellence Recognition Award for space business research • Distinguished Student Leader Award • National Collegiate Leadership Award

3 Languages ⌄

English • French • Spanish

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